FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

     Report of Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16
under the Securities Exchange Act of 1934

For the month of March, 2003
Commission File Number 1-12838

Bema Gold Corporation
(Translation of registrant’s name into English)

     Suite 3100, 595 Burrard Street
Vancouver, British Columbia, Canada, V7X 1J1
(Address of principal executive offices)

     Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or 40-F:

Form 20-F           Form 40-F     X

     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _______

     Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes           No     X

     Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

     Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes           No     X

     If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _____

SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on behalf by the undersigned, thereunto duly authorized.

Bema Gold Corporation

Dated: March 27, 2003	By: “Roger Richer”

Roger Richer
Vice President, Administration, General
Counsel, Secretary and Director

2

2002 Year End Results

March 27, 2003	FOR IMMEDIATE RELEASE

Bema Gold Corporation (“Bema” or “the Company”) is pleased to announce the results for the very successful year ended December 31, 2002. Highlights from 2002 are as follows:

  Production and gold revenue were the highest in company history
  Entered into a business combination agreement to more than double projected annual gold production (completed in February, 2003)
  Converted $ 16 million of convertible debt to equity*
  Repaid Refugio Mine project debt
  Reduced Julietta Mine project debt
  Improved cash position
  Market capitalization increased from CDN$94 million to CDN$519 million**
  Added to S&P/TSX composite index
  Best performing stock on S&P/TSX composite index for 2002***
  Commenced a drill program at the 50% owned Refugio Mine to increase reserves
  Identified high grade gold resource at the Monument Bay property
  Acquired the Kupol high grade gold exploration property in Chukotka, Russia
*	All dollar values are expressed in US dollars unless otherwise indicated.
**	January 1, 2002 – December 31, 2002
***	National Post January 2, 2003

Gold Production and Revenue

Bema is pleased to report that 2002 was the most successful year of gold production in the Company’s history. Consolidated production for the year was 117,319 ounces of gold at operating cash costs of $121 per ounce and total cash costs of $159 per ounce compared to 73,430 ounces of gold at operating cash costs of $218 per ounce and total cash costs of $226 per ounce in 2001. The Julietta Mine, located in far-east Russia, completed its first full year of commercial production in 2002 producing 108,844 ounces of gold at operating cash costs of $119 per ounce and total cash costs of $159 per ounce. Production from residual leaching in 2002 at the 50% owned Refugio Mine in Chile was 8,475 ounces of gold (Bema’s share) at operating cash costs of $151 per ounce and total cash costs of $158 per ounce. Gold revenue in 2002 was the highest ever generated by Bema at $36.3 million compared to $21.2 million in 2001.

In 2003, annual production is projected to increase from 116,000 ounces to over 270,000 ounces of gold as a result of the Company’s acquisition of the Petrex Mines in South Africa, which was completed on February 14, 2003. Petrex is projected to produce 155,000 ounces of gold in 2003 (from the completion date) following a six-month ramp up, which is currently underway at the mill. When the ramp up is complete, the ten year mine plan at Petrex is projecting approximately 200,000 ounces of gold production per year, bringing Bema’s consolidated projected production from Petrex and Julietta to over 300,000 ounces per year. Furthermore, based on excellent results from the current drill program at the Refugio Mine, the joint venture partners are discussing recommencing production in 2004 which would increase Bema’s projected annual production to approximately 400,000 ounces of gold.

Operating Earnings

Operating earnings improved significantly in 2002 to $9.2 million compared to an operating loss of $3.9 million in 2001. The improvement is due primarily to operating earnings from the Julietta Mine and in part to a gain of $4.2 million from a portion of the arbitration award with the Refugio Mine construction contractor. The Company reported a net loss of $3.1 million or two cents per share in 2002 compared to a net loss of $11.3 million or seven cents per share in 2001. Cash flow from operations also improved substantially to $10.3 million in 2002 compared to cash used in operations of $138,000 in 2001. The improvement is due to a successful year of production at the Julietta Mine and partially from the arbitration award with the Refugio Mine construction contractor.

Debt Reduction

During the year $16 million of convertible debt was converted and the Company repaid the remaining Refugio project loan balance of $4 million. The Company also repaid a Refugio joint venture partner loan of $2.9 million which included accrued interest. The project loan at the Julietta Mine was reduced from $35 million to $29.4 million in 2002 and a further $5.6 million was paid on March 17, 2003 reducing the total remaining project loan at Julietta to $23.8 million. A further $5.6 million is scheduled to be paid in September, 2003.

Capital Resources

The Company’s cash position at year-end was $16.7 million. Bema’s current cash position is approximately $27 million.

2003 Exploration and Development

Bema has planned exploration programs on six projects during 2003, including over 145,000 metres of drilling. The Company will be drilling targets at the Julietta Mine; the Petrex Mines and the Refugio Mine as well as the Divisadero Property in El Salvador; the Monument Bay Property in Manitoba, Canada; and the Kupol gold and silver property located in north-eastern Russia.

A 25,000 metre drill program is underway at the Monument Bay Property where there is an inferred resource of 500,600 tonnes with an average grade of 18.3 grams per tonne, containing approximately 300,000 ounces of gold. Early results from this drill program indicate the potential for a new high grade gold zone.

A further 26,000 metres of drilling is expected to begin in May at the high-grade Kupol gold and silver property. The Kupol property hosts a large epithermal gold and silver vein system that is up to 30 metres wide with significant values over a true width of up to 15 metres. The vein system has been defined by approximately 35 trenches over 3 kilometers of strike length with a width of up to 30 metres. Several high grade intercepts occur along an 1800 metre section including; 183.4 grams per tonne (g/t) gold and 2557.5 g/t silver over 11.8 metres in trench K-16 and 154.8 g/t gold and 548.8 g/t silver over 9 metres in trench K-34. The average grade from the trenching program over this 1800 metre section is 37.5 g/t gold and 325 g/t silver.

Drill results from the original Russian operator consist of 20 diamond drill holes (approximately 2500 metres) drilled along 400 metres of strike length within the zone to a maximum depth of 140 metres. Several holes returned high grade gold and silver intercepts including drill hole C-5 which reported 51.6 g/t gold and 530.9 g/t silver over 41.3 metres (true width 15 metres). Bema’s management believes that the Kupol property has the potential to host a multi-million ounce high grade gold and silver deposit that could be exploited by both open pit and underground mining.

Tom Garagan, V.P. Exploration, was the Qualified Person for the QAQC (quality assurance, quality control) program of duplicate samples, third party checks and blanks that was completed during Bema’s check sampling of the trenches.

Based on the results from 2002, Bema is uniquely positioned for growth in 2003 and beyond, through increased gold production and exploration. Over the last decade Bema has demonstrated an exceptional exploration track record and the ability to develop its assets to production.

On Behalf of BEMA GOLD CORPORATION

Clive T. Johnson
Chairman, C.E.O., & President

For more information on Bema Gold please contact Investor Relations at (604) 681-8371 or toll-free 1-800-316-8855 or alternatively contact our web-site at www.bema.com.

The Toronto Stock Exchange neither approves nor disapproves the information contained in this News Release. Bema Gold Corporation trades on The Toronto Stock Exchange and the American Stock Exchange. Symbol: BGO.

Some of the statements contained in this release are “forward-looking statements” within the meaning of Section 21E of the Securities Exchange Act of 1934. Such forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause our actual results, performance or achievements to differ materially from the anticipated results, performance or achievements expressed or implied by such forward-looking statements. Forward-looking statements in this release include statements regarding: the Company’s projections regarding annual gold production in future periods. Factors that could cause actual results to differ materially from anticipated results include risks and uncertainties such as: risks relating to estimates of reserves, mineral deposits and production costs; mining and development risks; the risk of commodity price fluctuations; political and regulatory risks; and other risks and uncertainties detailed in the Company’s Form 40-F Annual Report for the year ended December 31, 2001, which has been filed with the Securities and Exchange Commission, and the Company’s Renewal Annual Information Form for the year ended December 31, 2001, which is an exhibit to the Company’s Form 40-F and is available at the Canadian Depository for Securities Web site. The Company disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

BEMA GOLD CORPORATION
CONDENSED CONSOLIDATED BALANCE SHEETS
(in thousands of United States dollars)

	As at	As at
	December 31	December 31
	2002	2001
ASSETS
Current assets	$32,619	$15,566
Investments	12,664	2,525
Property, plant and equipment	146,711	149,160
Other assets	11,787	15,341

	$203,781	$182,592

LIABILITIES & SHAREHOLDERS' EQUITY
Current liabilities	$15,146	$15,010
Deferred derivative revenue and liability	1,045	103
Long-term debt	18,250	33,910
Other liabilities	3,511	3,937
Non-controlling interest	892	-
Shareholders' equity	164,937	129,632

	$203,781	$182,592

Approved by the Directors

"Clive T. Johnson"	"R. Stuart Angus"
Clive T. Johnson	R. Stuart Angus

BEMA GOLD CORPORATION
CONSOLIDATED STATEMENTS OF OPERATIONS
For the years ended December 31
(in thousands of United States dollars, except shares and per share amounts)

	2002	2001

GOLD REVENUE	$36,286	$21,209

EXPENSES (INCOME)
Operating costs	18,519	16,639
Depreciation and depletion	12,352	5,745
Write-down of inventory	-	2,248
Insurance proceeds	(28)	(361)
Other	386	845

	31,229	25,116
Arbitration settlement	(4,169)	-

	27,060	25,116

OPERATING EARNINGS (LOSS)	9,226	(3,907)

OTHER EXPENSES (INCOME)
General and administrative	3,821	2,844
Interest on long-term debt	4,089	1,200
Amortization of deferred financing costs	2,836	2,231
General exploration	284	304
Other	2,292	1,277

	13,322	7,856

LOSS BEFORE THE UNDERNOTED
ITEMS	4,096	11,763

Equity in losses of associated companies	424	129
Investment gains	(1,957)	(554)

LOSS BEFORE INCOME TAXES	2,563	11,338

Current income taxes	561	-

LOSS FOR THE YEAR	$3,124	$11,338

LOSS PER COMMON SHARE
- basic and diluted	$0.02	$0.07

Weighted average number of common shares
outstanding (in thousands)	220,384	166,750

BEMA GOLD CORPORATION
CONSOLIDATED STATEMENTS OF DEFICIT
For the years ended December 31
(in thousands of United States dollars)

	2002	2001

DEFICIT, BEGINNING OF YEAR	$149,145	$137,188
LOSS FOR THE YEAR	3,124	11,338
CHARGES RELATED TO CONVERTIBLE DEBT	288	619

DEFICIT, END OF YEAR	$152,557	$149,145

BEMA GOLD CORPORATION
CONSOLIDATED STATEMENTS OF CASH FLOWS
For the years ended December 31
(in thousands of United States dollars)

	2002	2001

OPERATING ACTIVITIES
Loss for the year	$(3,124)	$(11,338)
Non-cash charges (credits)
Depreciation and depletion	12,352	5,810
Amortization of deferred financing costs	2,836	2,231
Equity in losses of associated companies	424	100
Derivative instruments	942	(1,696)
Investment gains	(1,957)	(554)
Write-down of inventory	-	2,248
Other	1,616	673
Change in non-cash working capital	(2,760)	2,388

Cash provided by (used in) operations	10,329	(138)

FINANCING ACTIVITIES
Common shares issued, net of issue costs	35,872	4,609
Subsidiary shares issued	1,540	-
Refugio loan repayments	(4,000)	(8,000)
Refugio joint venture partner loan repayment	(2,000)	-
Julietta project loans and overrun facility	-	21,200
Julietta project loan repayments	(5,583)	-
Deferred financing costs	-	(1,840)
Capital lease repayments	-	(438)
Other	(1,345)	135

	24,484	15,666

INVESTING ACTIVITIES
Arbitration settlement	5,512	-
Refugio Mine	(446)	(111)
Julietta development and construction	(2,435)	(20,064)
Julietta Mine	(2,519)	-
Acquisition, exploration and development	(10,829)	(1,082)
Promissory notes issued by associated companies, net	(113)	(283)
Purchase of marketable securities	(1,039)	-
Proceeds on sale of investments and marketable securities	1,048	3,751
Investment in EAGC Ventures Corp.	(10,563)	-
Proceeds from the sale of notes receivable	-	3,300
Acquisition of Consolidated Puma Minerals Corp.	(671)	-
Other	(137)	(132)

	(22,192)	(14,621)

Effect of exchange rate changes on cash
and cash equivalents	(96)	1

Increase in cash and cash equivalents	12,525	908
Cash and cash equivalents, beginning of year	4,133	3,225

Cash and cash equivalents, end of year	$16,658	$4,133